File No. 82-4668

RECEIVED
2005 MAR 31 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


05006921

29th March 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – 24/03/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

3/31

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050329 - (Securities & Exchange Commission)(RNS Announcement - 230305).doc

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

29th March 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – 24/03/05.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully



Jackie Stevens

Enc.

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050329 - (Securities & Exchange Commission)(RNS Announcement - 230305).doc


London
STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 17:03 Thu, Mar 24 2005 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		17:01 24 Mar 05		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 24 March 2005 from Fidelity Investments on behalf of FMR Corp. & its direct and indirect subsidiaries and Fidelity International Limited & its direct and indirect subsidiaries, both being non-beneficial holders, of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 31,442,593 ordinary shares of 5p each in TNS, representing 7.03% of the total issued share capital of TNS.

Shares Held	Management Company	Nominee/Registered Name
2,279,343	Fidelity International Limited	Bank of New York Europe LDN
11,800	Fidelity International Limited	BNP Paribas, Paris (C)
1,086,286	Fidelity International Limited	Brown Bros Harrimn Ltd LUX
641,400	Fidelity International Limited	JP Morgan Bournemouth
79,200	Fidelity International Limited	National ASTL BK Melbourne
9,187,499	Fidelity Investment Services Ltd	JP Morgan, Bournemouth
13,100	Fidelity Management & Research Company	Brown Brothers Harriman and CO
5,062,020	Fidelity Management & Research Company	JP Morgan Chase Bank
1,407,080	Fidelity Management & Research Company	State Street Bank & TR CO

31,000	Fidelity Management Trust Company	Brown Brothers Harriman and CO
28,900	Fidelity Management Trust Company	JP Morgan Chase Bank
22,500	Fidelity Management Trust Company	State Street Bank & TR CO
3,091,063	Fidelity Pension Management	Bank of New York Brussels
113,500	Fidelity Pension Management	Bank of New York Europe LDN
269,800	Fidelity Pension Management	Bankers Trust London
429,200	Fidelity Pension Management	Citibank London
142,878	Fidelity Pension Management	Clydesdale Bank PLC
666,548	Fidelity Pension Management	JP Morgan Bournemouth
974,871	Fidelity Pension Management	Mellon Bank
135,600	Fidelity Pension Management	Midland Securities Services
4,537,465	Fidelity Pension Management	Northern Trust London
1,229,000	Fidelity Pension Management	State STR BK and TR CO LNDN
31,442,593		**Grand Total Ordinary Shares**

END

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Last Refreshed At 17:03 Thu, Mar 24 2005 UK Time

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2289K	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	17:01 24 Mar 05			Replace
4170J	Taylor Nelson Sofres PLC	Board Changes		Released	14:18 7 Mar 05			Replace

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